UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

AMCORE FINANCIAL SECURITY PLAN

(Full title of the plan)

AMCORE FINANCIAL, INC.

(Name of issuer of the securities held pursuant to the plan)

0-13393	36-3183870
(Commission File Number)	(IRS Employer Identification No.)

501 Seventh Street, Rockford, Illinois	61104
(Address of Principal Executive Offices)	(Zip Code)

(815) 968-2241

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

AMCORE FINANCIAL SECURITY PLAN

Financial Statements and Schedules

December 31, 2007 and 2006

(With Reports of Independent Registered Public Accounting Firm)

AMCORE FINANCIAL SECURITY PLAN

NOTE:	All other schedules required by Section 2520.03-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the

AMCORE Financial Security Plan

Rockford, IL

We have audited the accompanying statement of net assets available for benefits of the AMCORE Financial Security Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) and (2) nonexempt transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

June 27, 2008

Report of Independent Registered Public Accounting Firm

The Trustees and Participants

AMCORE Financial Security Plan:

We have audited the accompanying statement of net assets available for benefits of the AMCORE Financial Security Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chicago, Illinois
July 13, 2007

AMCORE FINANCIAL SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments, at fair value:
AMCORE common stock fund	$16,107,486	$25,114,511
Common trust fund – AMCORE Stable Asset Fund	6,533,678	6,846,336
Mutual funds and money markets	67,492,180	62,965,811
Participants’ loans	234,164	291,417
Receivables:
Refund of fees due from Trustee	—	615,297
Employer contribution	80,375	—

Net assets available for benefits at Fair Value	$90,447,883	$95,833,372

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	51,933	—

Net assets available for benefits	$90,499,816	$95,833,372

See accompanying notes to financial statements.

AMCORE FINANCIAL SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Additions to net assets attributed to:
Net (depreciation) appreciation in fair value of investments	$(5,053,596)	$3,511,969
Interest and earnings on investments	4,682,804	5,956,483
Other	(77,760)	367,004

	(448,552)	9,835,456

Contributions:
Employer	3,969,006	3,916,251
Participant:
Payroll withholding	4,385,216	4,341,651
Rollovers	378,840	1,166,111

	8,733,062	9,424,013

Total additions	8,284,510	19,259,469

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	13,618,066	13,079,660

Total deductions	13,618,066	13,079,660
Net (decrease) increase in net assets	(5,333,556)	6,179,809

Net assets available for benefits:
Beginning of year	95,833,372	89,653,563

End of year	$90,499,816	$95,833,372

See accompanying notes to financial statements.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Significant Accounting Policies

Financial Statement Presentation

The AMCORE Financial Security Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA); therefore, the Plan prepared its financial statements and supplemental schedules in accordance with the financial reporting requirements of ERISA rather than in accordance with Regulation S-X.

Valuation of Investments

If available, quoted market prices are used to value investments. Mutual funds are valued at quoted net asset values. Participants’ loan notes are valued at face value, which approximates market. Investment in the AMCORE Stable Asset Fund is valued at contract value. AMCORE common stock is valued using quoted market prices.

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

As required by Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006.

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable at December 31, 2007 or 2006.

Administrative Expenses

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. As a result, management fees and operating expenses are reflected as a reduction of investment return for such investments. All other administrative expenses of the Plan are paid by the Plan sponsor as provided in the Plan document and Administrative Services Agreement.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the plan trustee to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Reclassifications

Certain reclassifications have been made to balances as of and for the year ended December 31, 2006 to be consistent with classifications adopted for 2007.

(2)	Plan Description

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of AMCORE Financial, Inc. and participating subsidiaries (“AFI” or the “Company”), which have completed 90 days of service and have attained age 18. It is subject to the provisions of ERISA.

Contributions

Each year, participants may contribute up to 100% of their annual wages on a pretax basis, not to exceed $15,500 in 2007 and $15,000 in 2006. If the participant was age 50 or older, the participant was entitled to contribute an additional “catch-up contribution” of up to $5,000 per year in 2007 and 2006. AFI makes safe harbor matching contributions of 100% of the first 3% of employee compensation contributed to the Plan and 50% of the next 2% of compensation contributed to the Plan. Employer matching contributions are invested in AFI common stock; however, participants are allowed to sell any portion of their AFI common stock within the Plan and direct the proceeds to another investment choice within the Plan.

The employer contributes 3% of the participants’ annual wages each year to a basic retirement account; these funds are for retirement and, therefore, are not available for participant loans. These funds are allocated to investments in the same manner as the participants’ contributions.

Effective beginning November 1, 2006, the Plan was amended to allow for Roth deferral contributions, and are subject to the same contribution limitations as stated above. Roth deferrals allow a participant’s contributions be included in the participant’s annual income for the taxable year of the contribution. At time of qualified distribution, the deferrals and earnings are excluded from income. A participant’s Roth deferred contributions will be separately accounted for, as will gains and losses attributable to those Roth deferred contributions, in a Roth deferred contributions account.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the employer’s contribution and plan earnings, net of administrative expenses. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. The Plan provides for a maximum contribution to a participant’s account in any plan year of the lesser of $45,000 in 2007, and $44,000 in 2006, or 100% of the participant’s compensation.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Participant Rollover Accounts

Employees are permitted to roll over amounts from a former employer’s plan into the Plan at any time, even before becoming a participant. The employee has all the same investment options and benefits of the Plan as a participant.

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Upon termination of service, a participant may choose to leave investments in the Plan if the participant’s account balance is over $5,000 or select one of several payment options such as: roll-over, lump-sum payments, or installment payments. Withdrawals by a participant are fully taxable, except for the return of after-tax contributions, if any. AFI amended the Plan effective with distributions made on or after March 28, 2005, related to automatic rollover provisions. If an employee terminates employment and the vested interest in the Plan does not exceed $5,000 and the employee does not elect either to receive or to roll over the distribution, then the distribution must be rolled over to an individual retirement account (IRA).

Vesting

Participants are immediately vested in both their contributions and that of the employer.

Investment Funds

As of December 31, 2007, the assets of the Plan are segregated and maintained in 19 separate investment funds and the Participant Loan Fund, as described below (see page 8 for additional information on the Participant Loan Fund). Participants have the option to invest their account balance and contributions to their respective account in these funds except the Participants Loan Fund, AMCORE Common Stock Fund, and Stock Liquidity Fund in increments of whole percentages of their eligible earnings. Participants have the ability to invest up to 10% of new employee deferral contributions into the AMCORE Common Stock Fund. Participants have the option to change the allocation of their individual balances daily.

During 2007, the Plan made the following additional mutual fund available to participants: Vanguard Strategic Equity Fund.

Funds that were removed from the Plan during 2007 were: Old Mutual Mid Cap Fund, Federated Stock & Bond Fund, Federated Capital Appreciation Fund, RS Diversified Growth Fund, and Allianz RCM Global Technology Fund.

Fund name changes during 2007 included Westwood Equity to GAMCO Westwood Equity.

On April 18, 2007, the plan holdings in the Old Mutual Mid Cap Fund were liquidated. The proceeds were invested into the Vanguard Strategic Equity Fund. A blackout period for the Plan was in effect from April 18, 2007, until April 24, 2007, during which time participants were unable to direct or diversify the assets held in the Old Mutual Mid Cap Fund.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2007 and 2006

On October 8, 2007, the plan holdings in the Federated Stock and Bond Fund and Federated Capital Appreciation Fund were liquidated. The proceeds were invested into the Transamerica Premier Balance Fund and Vanguard Total Stock Market Index fund, respectively. In addition, the plan holdings in the RS Diversified Growth Fund and Allianz RCM Technology Fund were liquidated. A blackout period for the Plan was in effect from October 8, 2007, until October 12, 2007, during which time participants were unable to direct or diversify the assets held in the Federated Stock and Bond Fund, Federated Capital Appreciation Fund, RS Diversified Growth Fund, and the Allianz RCM Technology Fund.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2007	2006
AMCORE Common Stock Fund, 709,811 and 768,736 shares, respectively*	$16,107,486	$25,114,511
Federated Capital Appreciation Fund, 444,391 shares in 2006	**	$10,883,147
American Funds Growth Fund of America, 381,746 and 395,028 shares, respectively	$12,887,760	$12,901,639
AMCORE Stable Asset Fund, 247,300 and 267,644 shares, respectively***	$6,533,678	$6,846,336
GAMCO Westwood Equity Fund, 511,223 and 439,543 shares, respectively	$5,587,667	$4,922,892
Fidelity Advisor Diversified International Fund, 215,412 and 187,172 shares, respectively	$8,594,922	$6,916,015
Vanguard Total Stock Market Index Fund, 370,235 shares in 2007	$13,091,524	**

*	Nonparticipant-directed investment.
**	Amount less than 5% of plan net assets.
***	Party-in-interest.

During 2007 and 2006, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $5,053,596 and appreciated in value by $3,511,969, respectively, as follows:

	Years ended December 31
	2007	2006
AMCORE Financial, Inc. common stock	$(7,212,852)	$1,761,950
Shares of mutual funds	1,890,344	1,475,427
AMCORE Stable Asset Fund	268,912	274,592

	$(5,053,596)	$3,511,969

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2007	2006
Net assets – AMCORE Financial, Inc. common stock	$16,107,486	$25,114,511

	Years ended December 31
	2007	2006
Changes in net assets:
Contributions/interfund transfers, net	$—	$(544,500)
Contributions	2,120,443
Interfund transfers	(1,299,859)
Net appreciation (depreciation)	(6,612,745)	1,723,818
Net gain (loss) on sale of plan investments	(600,107)	38,132
Benefits paid to participants	(2,614,758)	(3,083,815)

Net decrease in net assets	$(9,007,026)	$(1,866,365)

(5)	Related Party Transactions

Transactions with the AMCORE Stable Asset Fund, a common trust fund managed by AMCORE Investment Group, N.A. (AIGNA), an affiliate of AFI, qualify as exempt party-in-interest transactions. Certain Plan investments are shares of common stock of AFI. AFI is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. At December 31, 2007 and 2006, the Plan held 709,811 and 768,736 shares, respectively, of common stock of AMCORE Financial, Inc., the sponsoring employer, with a cost basis of $16,812,780 and $17,808,710, respectively. AFI stock dividends recorded totaled $559,311 and $612,779 in 2007 and 2006, respectively.

Certain costs of administering the Plan are paid by AFI. The administration of the funds is performed by the Plan Sponsor. Administrative expenses charged to the Plan totaled $118,963 and $194,956 for the years ended December 31, 2007 and 2006, respectively. These expenses for 2006 were repaid to the Plan by AIGNA in 2007, which were included in the receivable reflected in the December 31, 2006 Statement of Net Assets Available for Benefits. See Note 10. The service provider is AIGNA.

(6)	Plan Termination

Although it has not expressed any intent to do so, AFI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net income or loss to the date of termination, less any distribution expenses and liquidation costs, shall be distributed proportionately to the participants’ accounts and participants will be entitled to receive the value of their accounts.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Participant Loans

Participants are eligible to obtain loans from the Plan in the event of financial hardship, as defined by the Plan. The loans are limited to the lesser of $50,000 or 50% of the accrued benefit of the participant under the Plan, excluding the participant’s accrued benefit attributable to the basic retirement account. Participants’ loans are charged interest at a rate based on prime at the date of the loan and fixed for the life of the loan. Loan terms range from 1–5 years or up to 30 years for loans made for the acquisition of a primary residence. At December 31, 2007 and 2006, outstanding loans bear interest at rates of 4.0% to 9.5%. Loan repayments are made through automatic payroll deductions from the participant. The loans are collateralized by the participants’ vested interest in the Plan and a participant may only have one loan outstanding at a time.

(8)	Income Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated November 4, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter, however, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(10)	Prohibited Transaction

Subsequent to December 31, 2006, it was determined that administrative expenses were incorrectly charged to the Plan by AIGNA, see Note 5, and certain indirect fees were incorrectly received by AIGNA during 2007 and prior years because such expenses and fees were nonexempt prohibited transactions under the Employee Retirement Income Security Act of 1974, as amended, and Section 4975 of the Internal Revenue Code of 1986. AIGNA agreed to reimburse the Plan, along with lost earnings as determined in accordance with the United States Department of Labor’s Voluntary Fiduciary Correction Program guidelines.

The cumulative amount of the repayment including lost earnings of $615,297 for 2006 and prior years was corrected in 2006 by recording a receivable from AIGNA in the Statement of Net Assets Available for Benefits as of December 31, 2006. This receivable is comprised of fee rebates of $367,004 for indirect fees, $53,337 of additional interest for lost earnings and a $194,956 reduction in plan expenses for a total of $615,297. After finalizing the calculation of the nonexempt prohibited transaction, the total repayment to the Plan was reduced by $200,008 to reflect the actual amounts that should be reimbursed to the Plan. The total amount of the repayment including lost earnings of $125,946 for nonexempt prohibited transactions occurring in 2007 was repaid during 2007.

AMCORE FINANCIAL SECURITY PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(11)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and for the year then ended.

2007
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$90,499,816
Adjustment from contract value to fair value for fully benefit-responsive investment contract	(51,933)

Net assets available for benefits per Form 5500	$90,447,883

Statement of changes in net assets available for benefits:
Decrease in net assets per the financials statements	$(5,333,556)
Adjustment from contract value to fair value for fully-benefit responsive investment contract	(51,933)

Net loss per form 5500	$(5,385,489)

(12)	New Accounting Pronouncements

In 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for the Plan on January 1, 2008. Plan management has evaluated the impact of SFAS No. 157 and has determined that the statement will have no impact on the Plan’s financial statements other than expanded footnote disclosure.

Schedule 1

AMCORE FINANCIAL SECURITY PLAN

Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Description	Number of shares or principal amount	Cost	Current value
Common stock:
AMCORE Financial, Inc. *	709,811	$16,812,780	$16,107,486

Common trust fund:
AMCORE Stable Asset Fund *	247,300	5,757,851	6,533,678

Mutual funds and money market accounts:
Vintage Liquid Assets Fund (I shares)	34,539	34,539	34,539
American Funds Growth Fund of America	381,746	11,017,049	12,887,760
Dreyfus Small Cap Stock Index Fund	160,676	3,679,758	3,422,406
Fidelity Advisor Diversified International Fund	215,412	7,275,687	8,594,922
GAMCO Westwood Equity Fund	511,223	5,580,520	5,587,667
Federated Kaufmann Fund	611,906	3,637,368	3,812,176
Vintage Liquid Assets Fund (T shares)	4,049,124	4,049,124	4,049,124
Transamerica Premier Balanced Fund	134,810	3,660,835	3,658,749
Vintage Bond Fund	232,238	2,276,137	2,280,582
Vintage Limited Term Bond Fund	343,795	3,301,723	3,321,061
Vanguard Strategic Equity Fund	166,891	4,165,349	3,416,264
Vanguard Target Retirement 2005 Fund	16,946	205,871	203,692
Vanguard Target Retirement 2015 Fund	56,358	731,911	736,039
Vanguard Target Retirement 2025 Fund	87,060	1,168,401	1,194,463
Vanguard Target Retirement 2035 Fund	54,787	778,664	800,984
Vanguard Target Retirement 2045 Fund	26,523	388,090	400,228
Vanguard Total Stock Market Index Fund	370,235	13,229,275	13,091,524

Mutual funds and money market accounts		65,180,301	67,492,180

Participants’ loans (Loan Fund), interest rates ranging from 4.0% to 9.5% and maturities ranging from February 1, 2008 to May 1, 2037 *		234,164	234,164

Total investments		$87,985,096	$90,367,508

*	Indicates party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

AMCORE FINANCIAL SECURITY PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2007

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction		Cost of asset	Current value of asset on transaction date	Net Gain (loss)
AMCORE Investment Group, N.A. (AIGNA)	AIGNA is a wholly owned subsidiary of AMCORE Financial, Inc. (the “Plan” Sponsor).	Fees paid to AIGNA from the Plan and certain indirect fees received by AIGNA are considered prohibited by ERISA as AIGNA is a party-in- interest.	$—	—	—	125,946	*	—	—	—

*	The Plan was reimbursed in 2007. This amount includes lost earnings as determined in accordance with the U.S. Department of Labor’s Voluntary Fiduciary Correction Program guidelines.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMCORE FINANCIAL SECURITY PLAN

/s/ Judith Carré Sutfin
Judith Carré Sutfin
Executive Vice President and Chief Financial Officer AMCORE Financial, Inc. Plan Administrator

Date: June 30, 2008

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm